UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6272-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Changyou to Acquire a Majority Stake in a Web-based Game Company

On April 22, 2011, the registrant entered into a definitive agreement under which the registrant will, through its subsidiaries and variable interest entity, acquire 68.258% of the equity interests in Shenzhen 7Road Technology Co., Ltd. and its affiliates (“7Road”), which is engaged in Web-based game development in China. The purchase price will consist of fixed cash consideration of approximately $68.26 million and additional variable cash consideration of up to a maximum of US$32.76 million, contingent upon the achievement by 7Road of specified performance milestones through December 31, 2012. Upon closing, four of the founding shareholders of 7Road, who are also existing members of management, will continue to hold 31.742% of the equity interests in 7Road and each will enter into an employment agreement and a non-competition agreement with 7Road to continue their current posts. The registrant will have the right to designate three of the five directors of 7Road, including the chairman of the board. Under the definitive agreement, if 7Road achieves specified performance milestones through December 31, 2013 but there has not been an initial public offering for 7Road, then the founding shareholders will have a redemption right to sell all or a portion of their equity interests in 7Road to the registrant and the redemption price will be determined based on 7Road’s net income. The registrant expects to complete the acquisition by June 30, 2011, subject to regulatory approvals and other customary conditions specified in the definitive agreement. A copy of the press release issued by the registrant on April 25, 2011 regarding the foregoing acquisition is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Earnings Release

On April 25, 2011, the registrant announced its unaudited financial results for the first quarter ended March 31, 2011. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2011, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding acquisition of a majority stake in 7Road.

99.2	Press release regarding financial results for the first quarter ended March 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: April 26, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding acquisition of a majority stake in 7Road.

99.2	Press Release regarding financial results for the first quarter ended March 31, 2011.

Exhibit 99.1

Changyou.com to Acquire a Majority Stake in 7Road

Beijing, China, April 25, 2011 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced it has recently entered into a definitive agreement with Shenzhen 7Road Technology Co., Ltd. under which it will acquire 68.258% of the equity of Shenzhen 7Road Technology Co., Ltd. and its affiliates (“7Road”), a reputable web-based game company in China. The acquisition accelerates Changyou’s position in China’s online games industry and adds a new category of games to its growing product portfolio.

Changyou will acquire 68.258% of the equity of 7Road for fixed cash consideration of approximately US$68.26 million, plus additional variable cash consideration of up to a maximum of US$32.76 million that is contingent upon the achievement of specified performance milestones through December 31, 2012. The acquisition is expected to be completed by June 30, 2011, subject to regulatory approvals and other customary conditions specified in the agreement.

“Web-based games, which can be played in a browser without installation of a client application, are experiencing rapid growth and this is the right time to invest to and enter this space,” said Mr. Tao Wang, Changyou’s chief executive officer. “Changyou has been leading the market for massively multiplayer online games in China, and with the addition of a proven development team from 7Road, their successful game and wide network of partner websites, we are pushing forward in our plans to reach new audiences with the addition of quality products designed for different consumers.”

“Changyou’s vision and game development philosophy are consistent with our own, and we could not be more excited about becoming a part of Changyou,” said Mr. Johnny Cao, CEO and Founder of 7Road. “With Changyou’s support, we can concentrate on creating high quality titles as we move further ahead in the Web-based games market.”

7Road is a developer of Web-based games and the creator of DDTank, one of the most popular multiplayer Web-based shooting games in China. The game currently ranks among China’s top five web-based games on the Baidu search ranking for web-based games. DDTank had more than 350,000 peak concurrent users globally, in the fourth quarter of 2010. 7Road jointly operates DDTank with over 50 of the most frequently visited game portals and SNS sites in China and overseas, such as Duowan, Baidu, Kaixin001 and RenRen. Translated into 9 different languages, DDTank has been launched in countries overseas including Vietnam, Taiwan, Brazil and others.

About Changyou

Changyou.com Limited’s massively multi-player online role-playing games (“MMORPG”) business began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003. Changyou, a leading developer and operator of online games in China, was carved out as a separate, stand-alone company in December 2007, completed an initial public offering on April 7, 2009. Changyou currently operates seven online games, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online, Blade Hero 2, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith and San Jie Qi Yuan. Changyou has a diversified pipeline of games with various graphic styles and themes, including the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games. Changyou’s advanced technology platform includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

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Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and in 2009, which could return at some point in the future, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2011, and other filings with the Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations Manager

Changyou.com Limited

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

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Exhibit 99.2

Changyou Reports First Quarter 2011 Results

Company Achieves Record Total Revenues and Net Income for the First Quarter

Beijing, China, April 25, 2011 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

•	Total revenues reached a record US$97.1 million, an increase of 6% quarter-over-quarter and 35% year-over-year, and exceeded the high end of the Company’s guidance by US$2.1 million.

•	Net income reached a record US$52.8 million, or US$0.99 per fully diluted ADS[1]. Net income increased by 11% quarter-over-quarter and 33% year-over-year.

•

Non-GAAP[2] net income (i.e., excluding share-based compensation expenses) reached a record US$54.6 million, or US$1.02 per fully diluted ADS, exceeding the high end of the Company’s guidance by US$3.6 million. Non-GAAP net income increased by 10% quarter-over-quarter and 28% year-over-year.

•	Aggregate registered accounts for the Company’s games[3] grew 5% quarter-over-quarter and 33% year-over-year to 116.5 million.

•	Aggregate active paying accounts (“APA”) for the Company’s games grew 7% quarter-over-quarter and 21% year-over-year to approximately 2.88 million.

Mr. Tao Wang, Changyou’s Chief Executive Officer, commented, “2011 is an exciting year for Changyou as we prepare for the launch of new games, such as Duke of Mount Deer, or DMD, while our current games continue to generate solid returns. Our leading game franchise, Tian Long Ba Bu, or TLBB, has continued to attract new, existing and returning players to its thriving community as we constantly update the game with new content. Similarly, we are seeing growing interest from players for our upcoming game, DMD, which entered a new round of closed beta testing today, is slated for a launch this summer. In this round of testing, game testers will also be able to carry over user accounts through the full launch period. With the updated version, we have unveiled a new, self-developed server technology and a host of unique gameplay not found in any other existing massively multiplayer online games. With the continued strength of the online games industry in China, the imminent launch of DMD, and the ongoing success of our TLBB franchise, we look to accelerate our position as a leading online game company in China.”

Mr. Dewen Chen, president and chief operating officer, continued, “To expand on our existing business, we have recently signed a definitive agreement to acquire a majority stake in Shenzhen 7Road Technology Co., Ltd. and its affiliates, a reputable Web-based game developer that developed DDTank, one of the most popular Web-based games in China. We expect that our new venture into this fast-growing segment will not only bring many opportunities, but will also supplement growth in our core MMORPG business.”

[1]	Each American depositary share (“ADS”) represents two Class A ordinary shares.
[2]

Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

[3]	Comprises the following games operated in China: Tian Long Ba Bu (“TLBB”), Blade Online, Blade Hero 2, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith and San Jie Qi Yuan.

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Mr. Alex Ho, Changyou’s chief financial officer, added, “The first quarter of 2011 marks a strong start to the year as we once again delivered record total revenues and record non-GAAP net income. Management’s confidence in Changyou’s business prospects, our strong cash position, and debt-free balance sheet give us the flexibility to invest in growth initiatives as they arise and put the necessary disciplines in place to continue to create value for our shareholders.”

First Quarter 2011 Operational Results

Aggregate registered accounts for the Company’s games as of March 31, 2011 increased 5% quarter-over-quarter and 33% year-over-year to 116.5 million.

Aggregate peak concurrent users (“PCU”) for the Company’s games was 1 million, a decrease of 3% quarter-over-quarter and an increase of 10% year-over-year.

Aggregate APA for the Company’s games increased 7% quarter-over-quarter and 21% year-over-year to 2.88 million.

Average revenue per active paying account (“ARPU”) for the Company’s games decreased 4% quarter-over-quarter and increased 4% year-over-year to RMB210, which is consistent with the Company’s intention to have ARPU within a range that keeps the Company’s games affordable for the majority of Chinese game players.

First Quarter 2011 Unaudited Financial Results

Revenues

Total revenues for the first quarter of 2011 increased 6% quarter-over-quarter and 35% year-over-year to US$97.1 million.

Online game revenues for the first quarter of 2011, which includes revenues from game operations and overseas licensing revenues, increased 3% quarter-over-quarter and 32% year-over-year to US$94.9 million.

Revenues from game operations for the first quarter of 2011 increased 4% quarter-over-quarter and 32% year-over-year to US$92.9 million. The increases were mainly due to the continued popularity of TLBB in China.

Overseas licensing revenues for the first quarter of 2011 decreased 10% quarter-over-quarter and increased 7% year-over-year to US$2.0 million. The sequential decrease was largely the result of greater competition in mature online game markets abroad. The year-over-year increase was mainly due to increased momentum of TLBB in Vietnam and Thailand in the first quarter of 2011.

Other revenues for the first quarter of 2011 were $2.2 million, and reflect cinema advertising revenues from our wholly-owned subsidiary, Shanghai Jing Mao Cultural Communications Ltd. and its affiliate (“Jing Mao”), which were consolidated into the Company’s financial statements commencing February 1, 2011.

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Gross Profit

Gross profit for the first quarter of 2011 increased 3% quarter-over-quarter and 28% year-over-year to US$85.5 million. Non-GAAP gross profit for the first quarter of 2011 increased 3% quarter-over-quarter and 28% year-over-year to US$85.6 million. Both gross margin and non-GAAP gross margin in the first quarter of 2011 were 88%, which compares with 90% in the fourth quarter of 2010 and 93% in the first quarter of 2010. The decline in gross margin was mainly due to the consolidation of Jing Mao, which operates a lower-margin cinema advertising business, into the Company’s financial statements commencing February 1, 2011.

Gross profit and non-GAAP gross profit of the online games business for the first quarter of 2011 increased 4% quarter-over-quarter and 29% year-over-year to US$86.0 million. Both gross margin and non-GAAP gross margin of the online games business for the first quarter of 2011 was 91%, which compares with 90% in the fourth quarter of 2010 and 93% in the first quarter of 2010. Gross loss and non-GAAP gross loss of other business for the first quarter of 2011 were US$0.4 million.

Operating Expenses

For the first quarter of 2011, total operating expenses were US$25.0 million, down 9% quarter-over-quarter and up 17% year-over-year. Non-GAAP operating expenses were US$23.2 million, down 9% quarter-over-quarter and up 26% year-over-year.

GAAP product development expenses decreased 18% quarter-over-quarter and increased 55% year-over-year to US$10.7 million. Non-GAAP product development expenses decreased 17% quarter-over-quarter and increased 83% year-over-year to US$10.0 million. The quarter-over-quarter decreases in both GAAP and non-GAAP product development expenses were mainly because the Company incurred expenses related to royalties for licensed games in the fourth quarter of 2010. The year-over-year increases in both GAAP and non-GAAP product development expenses were mainly due to higher salaries and benefits in the first quarter of 2011.

GAAP sales and marketing expenses decreased 12% quarter-over-quarter and 10% year-over-year to US$8.7 million. Non-GAAP sales and marketing expenses decreased 13% quarter-over-quarter and 11% year-over-year to US$8.5 million. The sequential and year-over-year decreases in GAAP and non-GAAP sales and marketing expenses were primarily due to a reduction in advertising spending in the first quarter of 2011 in order to focus on the preparation for the promotion of the Company’s new game, Duke of Mount Deer.

GAAP general and administrative expenses were US$5.5 million, an increase of 23% quarter-over-quarter and 16% year-over-year. Non-GAAP general and administrative expenses were US$4.8 million, an increase of 28% quarter-over-quarter and 37% year-over-year. The sequential increases in GAAP and non-GAAP general and administrative expenses were primarily due to an increase in professional fees in the first quarter of 2011. The year-over-year increases in GAAP and non-GAAP general and administrative expenses were primarily due to higher salaries and benefits in the first quarter of 2011.

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Operating Profit

Operating profit for the first quarter of 2011 increased 9% quarter-over-quarter and 34% year-over-year to US$60.5 million. Operating margin in the first quarter of 2011 was 62%, up from 60% in the fourth quarter of 2010 and down from 63% in the first quarter of 2010. Non-GAAP operating profit for the first quarter of 2011 increased 9% quarter-over-quarter and 29% year-over-year to US$62.3 million. Non-GAAP operating margin in the first quarter of 2011 was 64%, up from 62% in the fourth quarter of 2010 and down from 67% in the first quarter of 2010.

Net Income

For the first quarter of 2011, net income increased 11% quarter-over-quarter and 33% year-over-year to US$52.8 million. Non-GAAP net income increased 10% quarter-over-quarter and 28% year-over-year to US$54.6 million. Fully diluted earnings per ADS were US$0.99, up from US$0.90 in the fourth quarter of 2010 and US$0.75 in the first quarter of 2010. Non-GAAP fully diluted earnings per ADS were US$1.02, up from US$0.93 in the fourth quarter of 2010 and US$0.80 in the first quarter of 2010. Net margin for the first quarter of 2011 was 54%, up from 52% in the fourth quarter of 2010 and down from 55% in the first quarter of 2010. Non-GAAP net margin for the first quarter of 2011 was 56%, up from 54% in the fourth quarter of 2010 and down from 59% in the first quarter of 2010.

Cash Balances

As of March 31, 2011, Changyou had a net cash balance of US$406.5 million, up from US$351.0 million as of December 31, 2010. Operating cash flow for the first quarter of 2011 was a net inflow of US$58.9 million.

Other Business Developments

Changyou to Acquire Majority Stake in 7Road

On April 22, 2011, Changyou entered into a definitive agreement under which Changyou will acquire 68.258% of the equity in Shenzhen 7Road Technology Co., Ltd. and its affiliates (“7Road”) for fixed cash consideration of approximately US$68.26 million, plus additional variable cash consideration of up to a maximum of US$32.76 million that is contingent upon the achievement of specified performance milestones through December 31, 2012. 7Road is a developer of Web-based games and the creator of DDTank, one of the most popular multiplayer Web-based shooting games in China. The acquisition will broaden Changyou’s product offerings to include Web-based games and bring in a team of experienced developers. The acquisition is expected to be completed by June 30, 2011, subject to regulatory approvals and other customary conditions specified in the agreement.

Business Outlook

The following guidance excludes the acquisition of 7Road.

For the second quarter of 2011, Changyou estimates:

•	Total revenues to be between US$97.0 million and US$100.0 million, including online games revenues of US$95.0 million to US$97.0 million.

•	Non-GAAP net income to be between US$49.0 million and US$50.5 million.

•	Non-GAAP fully diluted earnings per ADS to be between US$0.92 and US$0.95.

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•	Assuming no new grants of share-based awards, share-based compensation expense to be between US$1.0 million and US$1.5 million, reducing fully diluted earnings per ADS by US$0.02 to US$0.03.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Changyou’s management uses non-GAAP measures of cost of revenues, operating expenses, net income and net income per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding the share-based compensation expense from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, net income and net income per ADS, excluding share-based compensation expense, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in Changyou’s quarterly operating results, Changyou’s historical and possible future losses and limited operating history, and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2011, and other filings with the Securities and Exchange Commission.

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Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Daylight Time, April 25, 2011 (7 p.m. Beijing/Hong Kong, April 25, 2011).

The dial-in details for the live conference call are:

US:	+1-866-271-6130
Hong Kong:	+852-3002-1672
International:	+1-617-213-8894
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. Eastern Time on April 25 through May 2, 2011. The dial-in details for the telephone replay are:

International:	+1-617-801-6888
Passcode:	73551028

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://www.changyou.com/ir/.

About Changyou

Changyou.com Limited’s massively multi-player online role-playing games (“MMORPG”) business began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003. Changyou, a leading developer and operator of online games in China, was carved out as a separate, stand-alone company in December 2007, completed an initial public offering on April 7, 2009. Changyou currently operates seven online games, including the in-house developed Tian Long Ba Bu, one of the most popular online games in China, and the licensed Blade Online, Blade Hero 2, Da Hua Shui Hu, Zhong Hua Ying Xiong, Immortal Faith and San Jie Qi Yuan. Changyou has a diversified pipeline of games with various graphic styles and themes, including the in-house developed Duke of Mount Deer, which received an award as one of China’s most anticipated online games. Changyou’s advanced technology platform includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information about Changyou, please visit http://www.changyou.com/en/.

For investor and media inquiries, please contact:

In China:

Ms. Angie Chang

Investors Relations Manager

Changyou.com Limited

Tel: +86 (10) 6861-3688

E-mail: ir@cyou-inc.com

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In the United States:

Mr. Jeff Bloker

Christensen

Tel: +1 (480) 614-3003

E-mail: jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2011	Dec. 31, 2010	Mar. 31, 2010

Revenues:
Online game:
Game operation	$92,936	$89,521	$70,202
Overseas licensing	1,994	2,215	1,870

Subtotal of online game revenues	94,930	91,736	72,072
Others	2,159	—	—

Total revenues	97,089	91,736	72,072

Cost of revenues:
Online game (includes share-based compensation expense of $33, $44 and $67, respectively)	8,968	8,923	5,384
Others	2,590	—	—

Total cost of revenues	11,558	8,923	5,384

Gross profit	85,531	82,813	66,688

Operating expenses:
Product development (includes share-based compensation expense of $771, $949 and $1,506, respectively)	10,721	13,006	6,935
Sales and marketing (includes share-based compensation expense of $199, $96 and $75, respectively)	8,734	9,872	9,699
General and administrative (includes share-based compensation expense of $767, $766 and $1,322, respectively)	5,528	4,493	4,785

Total operating expenses	24,983	27,371	21,419

Operating profit	60,548	55,442	45,269

Interest income and foreign currency exchange gain	1,683	967	815
Other expense	(329)	(963)	(99)

Income before income tax expense	61,902	55,446	45,985
Income tax expense	(9,053)	(7,631)	(6,279)

Net income	$52,849	$47,815	$39,706

Basic net income per ADS	$1.01	$0.92	$0.77

ADSs used in computing basic net income per ADS	52,226	52,039	51,594

Diluted net income per ADS	$0.99	$0.90	$0.75

ADSs used in computing diluted net income per ADS	53,247	53,186	53,088

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2011	As of Dec. 31, 2010

ASSETS
Current assets:
Cash and bank deposits	$406,458	$350,957
Accounts receivable, net	8,275	1,464
Prepaid and other current assets	4,464	12,383
Due from Sohu	—	312

Total current assets	419,197	365,116

Non-current assets:
Fixed assets, net	54,759	53,659
Goodwill	15,430	10,258
Intangible assets, net	21,622	7,251
Interests in associated companies	647	3,645
Deferred tax assets	2,248	2,369
Other assets, net	60,821	60,214

TOTAL ASSETS	$574,724	$502,512

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Receipts in advance and deferred revenue	$37,427	$34,509
Accounts payable and accrued liabilities	49,677	34,783
Tax payables	7,111	13,471
Deferred tax liabilities	675	243
Due to Sohu	4,261	5,155

Total current liabilities	99,151	88,161

Long-term liabilities:
Long-term accounts payable	2,454	—

Total liabilities	101,605	88,161
Total shareholders’ equity	473,119	414,351

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$574,724	$502,512

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CHANGYOU.COM LIMITED

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Mar. 31, 2011				Three Months Ended Dec. 31, 2010				Three Months Ended Mar. 31, 2010
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Total revenues	$97,089	$—		$97,089	$91,736	$—		$91,736	$72,072	$—		$72,072
Less: Total cost of revenues	11,558	(33	) (a)	11,525	8,923	(44	) (a)	8,879	5,384	(67	) (a)	5,317

Gross profit	$85,531	$33		$85,564	$82,813	$44		$82,857	$66,688	$67		$66,755

Gross margin	88%			88%	90%			90%	93%			93%

Online game revenues	$94,930	$—		$94,930	$91,736	$—		$91,736	$72,072	$—		$72,072
Less: Online game cost of revenues	8,968	(33	) (a)	8,935	8,923	(44	) (a)	8,879	5,384	(67	) (a)	5,317

Online game gross profit	$85,962	$33		$85,995	$82,813	$44		$82,857	$66,688	$67		$66,755

Online game gross margin	91%			91%	90%			90%	93%			93%

Other revenues	$2,159	$—		$2,159	$—	$—		$—	$—	$—		$—
Less: Other cost of revenues	2,590	—	(a)	2,590	—	—	(a)	—	—	—	(a)	—

Other gross loss	$(431)	$—		$(431)	$—	$—		$—	$—	$—		$—

Other gross margin	n/a			n/a	n/a			n/a	n/a			n/a

Operating expenses	$24,983	$(1,737	) (a)	$23,246	$27,371	$(1,811	) (a)	$25,560	$21,419	$(2,903	) (a)	$18,516
Product development expenses	$10,721	$(771	) (a)	$9,950	$13,006	$(949	) (a)	$12,057	$6,935	$(1,506	) (a)	$5,429
Sales and marketing expenses	$8,734	$(199	) (a)	$8,535	$9,872	$(96	) (a)	$9,776	$9,699	$(75	) (a)	$9,624
General and administrative expenses	$5,528	$(767	) (a)	$4,761	$4,493	$(766	) (a)	$3,727	$4,785	$(1,322	) (a)	$3,463
Operating profit	$60,548	$1,770		$62,318	$55,442	$1,855		$57,297	$45,269	$2,970		$48,239

Operating margin	62%			64%	60%			62%	63%			67%

Net income	$52,849	$1,770		$54,619	$47,815	$1,855		$49,670	$39,706	$2,970		$42,676

Net margin	54%			56%	52%			54%	55%			59%

Diluted net income per ADS	$0.99			$1.02	$0.90			$0.93	$0.75			$0.80

ADSs used in computing diluted net income per ADS	53,247			53,450	53,186			53,423	53,088			53,438

Note:

(a)	To eliminate share-based compensation expense as measured using the fair value method.